                                                                     EXHBIT 99.3

NEWS RELEASE

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(985) 872-2100                                                    (985) 872-2100

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
WEDNESDAY, JANUARY 30, 2002


                         GULF ISLAND FABRICATION, INC.
                        REPORTS FOURTH QUARTER EARNINGS

     Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported net income of $1.2 million ($.11 diluted EPS) on revenue of $21.4 million for its fourth quarter ended December 31, 2001, compared to net income of $1.0 million ($.09 diluted EPS) on revenue of $24.4 million for the fourth quarter ended December 31, 2000. Net income for the twelve months ended December 31, 2001 was $7.3 million ($.62 diluted EPS) on revenue of $113.7 million, compared to net income of $4.2 million ($.36 diluted EPS) on revenue of $112.1 million for the twelve months ended December 31, 2000.

     Currently, the company has a revenue backlog of $54.4 million and a labor backlog of approximately 850 thousand man-hours remaining to work.

                      SELECTED BALANCE SHEET INFORMATION
                                (in thousands)

                                               December 31,     December 31,
                                                  2001             2000
                                               ------------     ------------
  Cash and short-term investments                $ 35,032         $26,103
  Total current assets                             55,461          47,546
  Property, plant and equipment, at cost, net      41,666          42,662
  Total assets                                    102,538          96,062
  Total current liabilities                         8,860          10,371
  Debt                                                  0               0
  Shareholders' equity                             88,905          81,266
  Total liabilities and shareholders' equity      102,538          96,062

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms, offshore living quarters and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, manufacture and repair of pressure vessels, steel warehousing and sales.

                         GULF ISLAND FABRICATION, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (in thousands, except per share data)

                                                  Three Months Ended               Twelve Months Ended
                                                     December 31,                     December 31,
                                                ----------------------          ------------------------
                                                  2001          2000               2001           2000
                                                ---------    ---------          ----------     ---------
Revenue                                          $21,376      $24,425            $113,697       $112,090
Cost of revenue                                   18,599       21,366              98,330        101,648
                                                 -------      -------            --------       --------
Gross profit                                       2,777        3,059              15,367         10,442
General and administrative expenses                1,037        1,294               4,435          4,489
                                                 -------      -------            --------       --------
Operating income                                   1,740        1,765              10,932          5,953

Other income (expense):
  Interest expense                                    (9)          (9)                (36)           (34)
  Interest income                                    229          347               1,103          1,332
  Other - net                                        (15)        (389)               (748)          (558)
                                                 -------      -------            --------       --------
                                                     205          (51)                319            740
                                                 -------      -------            --------       --------
Income before income taxes                         1,945        1,714              11,251          6,693
Income taxes                                         699          683               3,990          2,507
                                                 -------      -------            --------       --------
Net income                                       $ 1,246      $ 1,031            $  7,261       $  4,186
                                                 =======      =======            ========       ========

Per share data:
  Basic earnings per share                       $  0.11      $  0.09            $   0.62       $   0.36
                                                 =======      =======            ========       ========
  Diluted earnings per share/(1)/                $  0.11      $  0.09            $   0.62       $   0.36
                                                 =======      =======            ========       ========
Weighted-average shares                           11,707       11,681              11,704         11,666
                                                 =======      =======            ========       ========
Adjusted weighted-average shares/(1)/             11,750       11,776              11,789         11,756
                                                 =======      =======            ========       ========
Depreciation and amortization
 included in expense above                       $ 1,239      $ 1,207            $  4,866       $  4,771
                                                 =======      =======            ========       ========

(1) The calculation of diluted earnings per share assumes that all stock options are exercised and that the assumed proceeds are used to purchase shares at the average market price for the period.